Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

August 14, 2020

Jennifer Hardy
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Funds” or the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment No. 94 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Hardy:

Thank you for your supplemental comments regarding Post-Effective Amendment No. 94 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission on June 12, 2020 (the “PEA”). As we noted in the correspondence filed on EDGAR on August 7, 2020 (the “Response Letter”), the PEA was filed for the purpose of effecting certain changes with respect to the First Eagle Fund of America (the “Fund”), a series of the Trust. This letter responds to your supplemental comments, which you provided to us by telephone on August 11, 2020.

Below, we describe changes the Trust will make to the registration statement in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the filing.

We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or about August 14, 2020, with an immediate effective date. All text changes described below will be implemented substantially as noted here, though some variation in the final filing may be appropriate. On August 10, 2020, the Trust filed a post-effective amendment to the PEA delaying the effectiveness of the PEA to August 14, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

1.	COMMENT: With respect to the Fund’s response to Comment number 6 in the Response Letter, you asked if corporate bonds are the only debt instrument in which the Fund intends to invest as part of its principal investment strategy. You also asked that if other debt instruments are principal investments, the Fund identify them in the Principal Investment Strategies section and include the appropriate corresponding principal investment risks.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

RESPONSE: The Fund confirms that corporate bonds are the only debt instrument in which the Fund intends to invest as part of its principal investment strategy. Accordingly, the Fund believes no additional disclosures are necessary at this time.

2.	COMMENT: You asked that the parenthetical “(generally market price)” following the sentence “The Fund ‘counts’ derivatives positions on these instruments for purposes of the 80% allocation, and in doing so, values each position at the price at which it is held on the Fund’s books” be revised to delete “generally.”

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s comment. The Fund notes that when a derivative’s market price is unavailable, the Fund may use other valuation methods in accordance with procedures approved by the Board of Trustees.

We understand that the Staff may be concerned that valuation of derivatives for this purpose may inappropriately be based on the notional value of the instrument. The Fund confirms that is not the case. These are valuations based on direct market pricing metrics when available or fair market valuation when appropriate.

3.	COMMENT: With respect to the Fund’s response to Comment number 4 in the Response Letter, you asked that the following disclosure additions to the Trust’s Statement of Additional Information also be included in response to Items 4 and 9 of Form N-1A: “Investing in or having exposure to ‘value’ securities presents the risk that the securities may never reach what the Adviser believes are their full market values, either because the market fails to recognize what the Adviser considers to be the security’s true value or because the Adviser misjudged that value.”

RESPONSE: The Trust will include the above-quoted disclosure in the “Value Investment Strategy Risk” in response to Items 4 and 9 of Form N-1A.

4.	COMMENT: With respect to the Fund’s Market Risk and Credit and Interest Rate Risks, you asked that the Fund include risks for current market conditions, including historically low interest rates, government stimulus and changes in debt and equity markets due to COVID-19.

RESPONSE: The Trust will include additional disclosures in Market Risk and Credit and Interest Rate Risk for current market conditions, including historically low interest rates, government stimulus and changes in debt and equity markets due to COVID-19.

5.	COMMENT: With respect to the Fund’s response to Comment number 19 in the Response Letter, you asked that the Fund provide a numerical example of duration (e.g., if a portfolio has a duration of three years and interest rates increase by 1%, then it would decline in value by approximately 3%.).

RESPONSE: The Trust will include a numerical example in the Credit and Interest Rate Risk.

6.	COMMENT: With respect to the Fund’s response to Comment number 24 in the Response Letter, you asked whether the Fund should disclose that it may experience only higher portfolio turnover and whether “(or lower)” should be deleted.

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s comment. While the Fund acknowledges and discloses that its portfolio turnover may be higher in connection with its transition to its new investment objective and principal investment strategy, the Fund’s portfolio turnover after the transition is complete may be lower than that disclosed prior to its change of investment objective and principal investment strategy.

7.	COMMENT: You asked that the first sentence of the Trust’s covenant-lite loan risk disclosure additions in response to Comment number 30 in the Response Letter be revised to state: “The Fund may invest in bank loans that may have fewer or no financial maintenance covenants and restrictions. These are known as covenant-lite loans.”

RESPONSE: The Trust will revise the disclosure consistent with the Staff’s comment. The Fund notes that bank loans are not a principal investment for the Fund.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP